AB 3/11/06

SEC ... ISSION

06004444

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE VISTA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH FRANKLIN STREET, SUITE 450
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LESLIE J. PRINDEVILLE, CPA (630) 968-8897
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN, PLAHM & COMPANY
(Name – *if individual, state last, first, middle name*)

8180 SOUTH CASS AVENUE (Address) DARIEN (City) ILLINOIS (State) 60561 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/13/06

BLUE VISTA CAPITAL, LLC

CHICAGO, ILLINOIS

YEAR ENDED DECEMBER 31, 2005

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITORS' REPORT

CONTENTS

	Pages
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN MEMBERS' EQUITY	4
STATEMENT OF CHANGES IN SUBORDINATED BORROWING	5
STATEMENT OF CASH FLOWS	6
NOTES TO THE FINANCIAL STATEMENTS	7-8
SUPPLEMENTARY INFORMATION:	
SCHEDULE I – COMPUTATION OF NET CAPITAL	9
REPORT ON INTERNAL CONTROL	10-11

HANSEN PLAHM
& COMPANY
Certified Public Accountants and Consultants
8180 S. Cass Avenue, Darien, IL. 60561
www.hansenplahm.com
Phone: 630-968-8897
Fax: 630-968-8927

INDEPENDENT AUDITORS' REPORT

To the Members
Blue Vista Capital, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Blue Vista Capital, LLC (the Company) of December 31, 2005, and the related consolidated statements of income, changes in members' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Vista Capital, LLC at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Plahm + Company

Hansen, Plahm & Company
Darien, Illinois

February 10, 2006

BLUE VISTA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

ASSETS		
Cash	$ 110,579	
Other Receivables	351	
TOTAL CURRENT ASSETS		$ 110,930
FIXED ASSETS		
Office and Computer Equipment	6,326	
Less: Accumulated Depreciation	6,326	
TOTAL FIXED ASSETS		-
TOTAL ASSETS		$ 110,930

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable	$ 199	
TOTAL LIABILITIES		$ 199
MEMBERS' EQUITY		
Managing Members' Equity	110,731	
TOTAL MEMBERS' EQUITY		110,731
TOTAL LIABILTIES AND MEMBERS' EQUITY		$ 110,930

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2005

REVENUES		
Fee Revenue	$ 20,000	
Success Fees	877,814	
Reimbursed Expenses	1,149	
Other Income	6,195	
TOTAL REVENUES		$ 905,158
EXPENSES		
Depreciation	6,326	
License & Fees	6,784	
Insurance	369	
Outside Services	3,294	
Professional Fees	7,644	
Occupancy & Administrative Expenses	4,978	
Seminars & Training	568	
Travel	1,279	
Other Expenses	44	
TOTAL EXPENSES		31,286
INCOME BEFORE TAXES		873,872
Provision for Income Taxes		-
NET INCOME		$ 873,872

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2005

	Total Members' Equity
Balance at December 1, 2004	$ 163,504
Members' Contribution	-
Net Income	873,872
Members' Draw	(926,645)
Balance at December 31, 2005	$ 110,731

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Year Ended December 31, 2005

Subordinated Borrowings at December 31, 2004	$ -
Increases:	
Issuances of Subordinated Notes	-
Decreases:	
Payment of Subordinated Notes	-
Subordinated Borrowings at December 31, 2005	$ -

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENTS OF CASH FLOWS

Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 873,872
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation and Amortization	$ 6,326	
(Increase) Decrease in Operating Assets:		
Accounts Receivable	(351)	
Increase (Decrease) in Operating Liabilities:		
Accounts Payable and Accrued Expenses	(1,682)	
Total Adjustments		4,293
NET CASH PROVIDED BY OPERATING ACTIVITIES		878,165
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' Distributions	(926,645)	
NET CASH USED IN FINANCING ACTIVITIES		(926,645)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets	6,326	
NET CASH USED IN INVESTING ACTIVITIES		(6,326)
Decrease in Cash		(54,806)
Cash at December 31, 2004		165,385
Cash at December 31, 2005		$ 110,579

Supplemental Cash Flows Disclosures:	
Income Tax Payments	$ -
Interest Payments	$ -

See Independent Auditors' Report
and Notes to the Financial Statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary focus is on raising capital for real estate ventures and is limited to private placement of securities. They do not carry customers' accounts or clear customers' securities transactions. The Company is an Illinois Limited Liability Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investment Banking

Investment banking revenues include fees and expenses arising from securities offerings in which the Company acts as an agent. Depending on the terms of the actual contract, investment banking success fees are customarily recorded on the date of closing and retainer fees are recorded upon execution of the agreement by the Company and/or upon the final acceptance by the customer.

Depreciation

The Company records depreciation using tax depreciation methods. Any difference between straight-line basis and tax methods is immaterial.

Income Taxes

The Company has elected to be treated as a partnership for tax purposes. Therefore, no provision for income taxes has been reflected.

Statement of Cash Flows

The Company has adopted cash flow reporting in accordance with Statement of Financial Accounting Standards No. 95 – Statement of Cash Flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, they do not have to comply with the reserve requirement as stated in Rule 15c3-3 of the Securities and Exchange Commission. Therefore, no segregation of cash has been made.

NOTE 4 – COMMITMENTS AND CONTINGENT LIABILITIES:

The Company entered into an agreement with an affiliated company to provide administrative services and furnished office space and supplies for a fee of $450 per month. The agreement expires on November 1, 2007 and will automatically renew for one year, unless either party gives notice at least 180 days prior to the termination date.

NOTE 5 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $110,381, which was $105,380 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.18 to 1.

SCHEDULE I

BLUE VISTA CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2005

Net Capital	
Total Members' Equity	$ 110,731
Deduct: Members' Equity Not Allowable for Net Capital	-
Total Members' Equity Qualified for Net Capital	110,731
Deductions and/or Charges:	
Non-Allowable Assets:	
Other Assets	351
Haircuts on Securities:	
Money Market Insruments	2,211
TOTAL NET CAPITAL	$ 108,169
Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts Payable	$ 199
Items Not Included in Statement of Financial Condition	
Other Unrecorded Amounts	-
TOTAL AGGREGATE INDEBTEDNESS	$ 199
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	0.18 to 1

Reconciliation with the Company's Computation of Net Capital

There were no differences noted beween the Company's computation of net capital and the total net capital computed above.

See Independent Auditors' Report and Notes to the Financial Statements.

HANSEN PLAHM
& COMPANY
Certified Public Accountants and Consultants
8180 S. Cass Avenue, Darien, IL. 60561
www.hansenplahm.com
Phone: 630-968-8897
Fax: 630-968-8927

REPORT ON INTERNAL CONTROL

To the Members
Blue Vista Capital, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of Blue Vista Capital, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the limited liability company members, management, the SEC, and other regulatory agencies that relay on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Plahm & Company

Hansen, Plahm & Company
Darien, Illinois

February 10, 2006

OATH OR AFFIRMATION

I, PETER STELIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE VISTA CAPITAL, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
LINDA PIPER
Notary Public - State of Illinois
My Commission Expires Mar 24, 2007

Signature

MANAGING PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*